EXHIBIT 99.3

DATED	20 DECEMBER	2006
CARDS INC. LIMITED
DARREN EPSTEIN
SERVICE AGREEMENT

i

SERVICE AGREEMENT
DATE                                          2006
PARTIES
(1)	CARDS INC. LIMITED (registered no. 3329087) whose registered office is at Profex House, 25 School Lane, Bushey, WD23 1SS (“the Company”); and

(2)	DARREN EPSTEIN of 4 Waterside, Shenley Hill, Radlett WD7 7DY (“the Executive”).
OPERATIVE PROVISIONS
1.	INTERPRETATION

1.1	In this Agreement the following words and expressions shall have the following meanings:

the “Board” means the board of directors of the Company and, where applicable, any Group Company as from time to time constituted or any duly appointed committee of the Board;

the “Corgi Group” means Corgi International Limited and any company which is a holding company of Corgi International Limited or a subsidiary undertaking of Corgi International Limited or of any such holding company (as such expressions are defined in sections 258, 259 and 736 Companies Act 1985);

“Group Company” means any company which is a holding company of the Company or a subsidiary undertaking of the Company or of any such holding company (as such expressions are defined in sections 258, 259 and 736 Companies Act 1985);

“Termination Date” means the date of the termination of the employment of the Executive hereunder, howsoever caused.

1.2	In this Agreement (unless the context otherwise requires):
(A)	any reference to any statute or statutory provision shall be construed as including a reference to any modification, re-enactment or extension of such statute or statutory provision for the time being in force or to any subordinate legislation made under the same;

(B)	any reference to a clause is to a clause of this Agreement;

(C)	the expression “directly or indirectly” means (without prejudice to the generality of the expression) either alone or jointly with or on behalf of any other person, firm or body corporate and whether on his own account or in partnership with another or others or as the holder of any interest in or as officer, employee or agent of or consultant to any other person, firm or body corporate.
1.3	The headings contained in this Agreement are for convenience only and do not form part of and shall not affect the construction of this Agreement or any part of it.

2.	APPOINTMENT

2.1	The Company hereby appoints the Executive and the Executive agrees to serve the Company or such other Group Company as the Board may direct from time to time as European Vice President, Director, responsible for product design and development in accordance with the terms of this Agreement.

2.2	The Executive warrants that by virtue of entering into this Agreement he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party which are binding upon him.

3.	TERM AND NOTICE

3.1	The employment of the Executive shall commence on December 20th 2006 (the “Commencement Date”) or, if later, upon the completion of the Share Purchase Agreement among the Company, Executive and the other parties named therein dated as of November 2nd 2006 (“Completion”) and in any event conditional upon Completion and, subject to the provisions of clause 16, shall continue thereafter unless and until terminated by either party giving to the other not less than six months’ notice in writing.

3.2	The Company reserves the right at any time, in its absolute discretion, to terminate the Executive’s employment by paying to the Executive a sum equal to his basic salary for the relevant period of notice. The payment shall consist solely of the Executive’s basic salary for the relevant period and shall exclude any other entitlements or benefits referable to the Executive’s employment and shall be subject to deductions for income tax and national insurance contributions as appropriate. The Executive agrees to accept any such payment in lieu of notice as being in full and final settlement of any claim he may have arising out of his employment, its termination and/or the resignation of any directorship save for any statutory claims that he may have and save for any claim that he may have in respect of unpaid bonuses.

3.3	The Company may make a payment pursuant to clause 3.2 regardless of whether or by whom notice under clause 3.1 has been given and in respect of the whole or the balance of the notice period which would otherwise be required under that clause.

3.4	For the avoidance of doubt, the right of the Company to make a payment in lieu of notice does not give rise to any right of the Executive to receive such payment.

3.5	For the purposes of the Employment Rights Act 1996, the Executive’s period of continuous employment with the Company commenced on December 20th 2006.

4.	DUTIES

4.1	The Executive shall during the continuance of his employment
(A)	exercise such powers and perform such duties in relation to the business of the Company or of any Group Company as may from time to time be vested in or assigned to him by the Board;

(B)	well and faithfully serve the Company and any relevant Group Companies to the best of his ability and carry out his duties in a proper and efficient manner and use his best endeavours to promote and maintain their interests and reputation;

(C)	if so requested by the Board, remain or become a director of the Company or any Group Company and remain in such capacity without any additional remuneration.
4.2	In performance of his duties the Executive shall:
(A)	work the normal office hours of the Company together with such additional hours as are necessary for the proper performance of his duties and the parties acknowledge for the purposes of the Working Time Regulations 1998 that the Executive is a managing executive with autonomous decision making powers;

(B)	perform his duties at the Company’s principal offices in the United Kingdom or at such other location in the United Kingdom as the Board shall reasonably require, whether on a permanent or temporary basis;

(C)	devote the whole of his working time, skill, ability and attention to the business of the Company;

(D)	in all respects conform to and comply with lawful directions and regulations given and made by the Board;

(E)	in all respects conform to and comply with all relevant rules and/or codes issued by or on behalf of any Recognised Stock Exchange;

(F)	travel to such places (whether inside or outside the United Kingdom) in such manner and on such occasions and for such periods as the Board may from time to time reasonably require; and

(G)	if so required by the Board, perform his duties hereunder jointly with such other person or persons as the Board may from time to time reasonably require.
4.3	The Executive shall promptly disclose forthwith to the Board any and all information he has or acquires which relates or may relate to the business or any potential business of the Group, save that this obligation shall not apply to information supplied to the Executive under an obligation of confidentiality where it would be a breach of that obligation to disclose the information hereunder.

4.4	For the avoidance of doubt, subject always to the Executive retaining the same or a similar level of responsibility and authority, the Board may, in its absolute discretion, from time to time vary, remove or add to the functions, duties and job title of the Executive.

5.	SALARY

5.1	The Company shall pay to the Executive by way of remuneration for his services under this Agreement a basic salary of £140,000 per annum (inclusive of any director’s fees payable to him by the Company or any Group Company) which shall accrue from day to day and shall be payable in arrears by equal monthly installments or according to the Company’s customary payroll practices if different.

5.2	Such salary shall be reviewed by (with the outcome of such review being at the absolute discretion of) the Board on an annual basis with the first such review to take place during 2007 without commitment to increase.

5.3	The Company shall be entitled to deduct from any sums payable to the Executive (including salary):
(A)	all sums from time to time owed by the Executive to the Company or to any Group Company howsoever arising; and

(B)	all appropriate deductions for income tax, employee national insurance contributions and all other statutory deductions due in respect of his salary and any other benefits provided to him by the Company or any Group Company.
6.	EXPENSES

The Company shall reimburse the Executive all reasonable traveling, hotel, entertainment and other out of pocket expenses properly incurred by him in or about the performance of his duties under this Agreement subject to his compliance with the Company’s then current guidelines, if any, relating to expenses and to the production of receipts, vouchers or other supporting documents.

7.	BONUS SCHEME

7.1	The Executive will be eligible for a non-pensionable performance-related bonus of up to 100% of his basic salary, subject to meeting targets agreed with the Company, which will be reviewed by the Company from time to time. The relevant targets as at the date of this Agreement will be up to 50% of the available bonus if the Corgi Group meets its forecasted budget and up to 50% of the available bonus if the Corgi Group meets the targets detailed in the investment book prepared by Corgi International Limited for the purposes of its PIPE financing. The amount of any bonus payment is at the Company’s absolute discretion and the Company reserves the right to take into account any misconduct issues in deciding what level of bonus (if any) is appropriate. A payment at any particular time or of any particular amount will not create any entitlement to or expectation of the amount of any future payment.

7.2	If the Executive is terminated without Cause at any time after six months from the Commencement Date, he will be entitled to receive a bonus payment in accordance with Clause 7.1 calculated on a pro rated basis for the period of employment from the date of his last bonus payment to the date of termination of his employment or the date on which the Company exercises its rights under Clause 16.5 below, whichever is earlier. The Executive will not be entitled to receive any bonus payment (pro rated or otherwise) if he resigns from the Company (with or without notice) at any time, if his employment is terminated within the first six months after the Commencement Date and/or if his employment is terminated for Cause at any time. For the purposes of this Clause 7, termination for “Cause” shall mean termination in accordance with Clause 16.1 below.

8.	COMPANY CAR ALLOWANCE

8.1	The Executive shall be entitled to receive a non-pensionable car allowance in an amount as approved by the Board from time to time but in any event not less than £10,680 on a per annum basis which will be paid at the same time and in the same way as his basic salary in accordance with clause 5.1.

9.	BENEFIT PLANS

The Executive shall during his employment be entitled to participate in any health, medical and other benefit plans (together “Insurance Plans”) operated from time to time by or for the Company for the benefit of employees of the Company or any Group Company of equivalent status to the Executive, subject to any applicable rules and conditions and subject to the Company’s right to terminate or substitute other schemes for such schemes or amend the scale, and level of benefits provided under such schemes. To the extent that there is any disparity between the rules and conditions of the relevant Insurance Plan and the terms of this Agreement the relevant plan rules and conditions shall take precedence. The Company shall not have any liability to pay any benefit to the Executive (or any family member) under any Insurance Plan unless it receives payment of the benefit from the insurer under the plan and shall not be responsible for providing the Executive (or any family member) with any benefit under an Insurance Plan in the event that the relevant insurer refuses for whatever reason to pay or provide or to continue to pay or provide that benefit to the Executive (or family member).

9.1	Any Insurance Plan which is provided for the Executive is also subject to the Company’s right to alter the cover provided or any term of that plan or to cease to provide (without replacement) the plan at any time if in the opinion of the Board (after the Executive has been examined by a medical practitioner nominated by the insurers or by the Company) the state of health of the Executive is or becomes such that the Company is unable to insure the benefits under the plan at the normal premiums applicable to a person of the Executive’s age.

9.2	No contracting out certificate is in force in relation to this employment.

10.	ILLNESS

10.1	In the event of illness or other incapacity beyond his control as a result of which he is unable to perform his duties the Executive shall remain entitled to receive his basic salary in full for any continuous or aggregate period of 30 days’ absence in any consecutive twelve month period and thereafter shall be entitled to receive half his basic salary for any further continuous or aggregate period of 30 days’ absence during the same consecutive period, subject in each case to:
(A)	compliance with the Company’s procedures relating to sickness notification, statutory sick pay and self-certification to cover absence from work due to sickness or other incapacity and to the provision of medical certificates and/or (at the Company’s discretion) undergoing a medical examination by a doctor appointed by the Company. The Executive shall co-operate in ensuring the prompt delivery of such report to the Company and authorise his own medical practitioner to supply all such information as may be required by that doctor and, if so requested by the Company, authorise his medical practitioner to disclose to the Company his opinion of the Executive’s state of health;

(B)	a deduction (at the Company’s discretion) from his salary of an amount or amounts equal to any statutory sick pay or social security benefits to which the Executive is entitled;

(C)	a deduction (at the Company’s discretion) from his salary of an amount or amounts equal to any payment made to the Executive under any health insurance arrangements effected from time to time by the Company and/or any Group Company on his behalf.
10.2	In the event that the Executive is unable to perform his duties hereunder through illness or other incapacity for any continuous period of 90 days or an aggregate period exceeding 60 working days in any period of twelve months, notwithstanding any other provision of this Agreement, the Company may terminate the Executive’s employment upon 13 weeks’ written notice to him and during that period the Executive shall not have any entitlement to receive his salary, car allowance or any bonus payment but shall otherwise be entitled to his contractual benefits under this Agreement.

11.	HOLIDAYS

11.1	The Executive shall be entitled to 21 working days’ holiday (in addition to the normal bank and other public holidays) in each calendar year commencing on 1 January in each year (which shall accrue on a monthly basis and of which not more than 10 working days may be taken consecutively). Holidays shall be taken at such times as the Board shall consider most convenient having regard to the requirements of the Company’s business.

11.2	If at the end of the calendar year the Executive has accrued holiday entitlement which he has not taken he shall be entitled to carry forward up to 5 days into the following calendar year provided that any days carried over must be used by 31 March in the following calendar year.

11.3	The Company reserves the right, at its absolute discretion, to require the Executive to take any outstanding holiday during any notice period or to make payment in lieu thereof.

11.4	On termination of the Executive’s employment (howsoever occasioned), if the Executive has taken more or less than his annual holiday entitlement an appropriate adjustment shall be made to any payment of salary or benefits from the Company to the Executive. In this event the calculation shall be made on the basis that each day of holiday is worth 1/260 of his basic salary as set out in clause 5.1.

12.	OTHER BUSINESS INTERESTS

12.1	The Executive shall not during the continuance of his employment (whether during or outside working hours) without the prior consent in writing of the Board, be directly or indirectly engaged, concerned or interested in any business, profession or occupation other than the Company or any Group Company in accordance with the terms of this Agreement provided that nothing in this clause 12 shall prohibit the Executive from being:
(A)	the holder of not more than three per cent. of any class of stock, shares or debentures or other securities in any company which is listed and/or dealt in on the London Stock Exchange or on the Alternative Investment Market of such stock exchange or other recognised investment exchange (as so declared pursuant to section 285 of the Financial Services and Markets Act 2000); or

(B)	interested as shareholder or director only in such companies as the Board from time to time agrees in writing, such agreement not to be unreasonably withheld or withdrawn so long as none of such interests of the Executive shall prejudice the business interests of the Company or of any Group Company and for so long as the Executive continues to comply with the provisions of this clause 12.
12.2	The Executive shall not during the continuance of his employment (except with the prior written consent of the Board) introduce to any other person firm or company business of any kind which could appropriately be dealt with by the Company or any Group Company, nor shall he have any financial interest in or derive any financial benefit from any contracts made by the Company or any Group Company with any third party.

13.	CONFIDENTIAL AND BUSINESS INFORMATION

13.1	In addition to and without prejudice to the Executive’s common law obligations to keep information secret, the Executive shall not (except for the purpose of performing his duties hereunder or unless ordered to do so by a court of competent jurisdiction) either during his employment or after its termination directly or indirectly use, disclose or communicate Confidential Information and he shall use his best endeavours to prevent the improper use, disclosure or communication of Confidential Information:
(A)	concerning the business of the Company or any Group Company and which comes to the Executive’s attention during the course of or in connection with his employment with the Company or any Group Company from any source within the Company or any Group Company; or
(B)	concerning the business of any person having dealings with the Company or any Group Company and which is obtained in circumstances in which the Company or any Group Company is subject to a duty of confidentiality in relation to that information.
13.2	For the purposes of clause 13.1, Confidential Information means:
(A)	any information of a confidential nature (whether trade secrets, other private or secret information including secrets and information relating to corporate strategy, business development plans, product designs, intellectual property, business contacts, terms of business with customers and potential customers and/or suppliers, annual budgets, management accounts and other financial information); and/or

(B)	any confidential report or research undertaken by or for the Company or any Group Company before or during the course of the Executive’s employment; and/or

(C)	lists or compilations of the names and contact details of the individuals or clients and counterparts with whom the Company or any Group Company transacts business; and/or

(D)	the previous 18 months’ financial results of any individual part of the business of the Company or any Group Company; and/or

(E)	details of all computer systems and/or data processing or analysis software developed by the Company or any Group Company; and/or

(F)	details of the requirements, financial standing, terms of business and dealings with any Company or Group Company of any client of the Company or any Group Company; and/or

(G)	methods of manufacturing, storing, distributing and labeling any products manufactured by the Company or any Group Company; and/or

(H)	contact details of all employees and directors of the Company or any Group Company together with details of their remuneration and benefits; and/or

(I)	information so designated by the Company or any Group Company or which to the Executive’s knowledge has been supplied to the Company or any Group Company subject to any obligation of confidentiality.
13.3	The restrictions contained in this clause 13 shall cease to apply with respect to any information which would otherwise have been Confidential Information but which comes into the public domain otherwise than through an unauthorised disclosure by the Executive or a third party.
13.4	Notwithstanding the obligations and restrictions contained in this clause 13, nothing in this Agreement shall operate to prevent the Executive making a “protected disclosure” pursuant to the Part IVA of the Employment Rights Act 1996.

13.5	The obligations of the Executive under this clause 13 shall continue to apply after the termination of the Executive’s employment (howsoever terminated).

14.	DATA PROTECTION

14.1	The Company will hold computer records and personnel files relating to the Executive. These will include the Executive’s employment application, references, bank details, performance appraisals, holiday and sickness records, salary reviews and remuneration details and other records (which may, where necessary, include sensitive data relating to the Executive’s health and data held for ethnic monitoring purposes). The Company requires such personal data for personnel, administration and management purposes and to comply with its obligations regarding the keeping of employee/worker records. The Executive’s right of access to this data is as prescribed by law.

14.2	The Executive hereby agrees that the Company may process personal data relating to him for personnel, administration and management purposes (including, where necessary, sensitive data relating to the Executive’s health and data held for ethnic monitoring purposes) and may, when necessary for those purposes, make such data available to its advisers, to parties providing products and/or services to the Company (including, without limitation, IT systems suppliers, pension, benefits and payroll administrators), to regulatory authorities (including the Inland Revenue), to any potential purchasers of the Company or its business (on a confidential basis) and as required by law. Further, the Executive hereby agrees that the Company may transfer such data to and from Group Companies including any Group Companies located outside the European Economic Area.

15.	NON COMPETITION

15.1	For the purposes of this clause the following expressions shall have the following meanings:
(A)	“Relevant Business” means any business or part thereof howsoever carried on involving the supply of Restricted Goods and/or Services;

(B)	“Relevant Customer” means a person, firm or company who:
(1)	at any time during the twelve months prior to the Termination Date was a customer of the Company or any Group Company (whether or not services were actually provided during such period) or intermediary of such customer or to whom at the Termination Date the Company or any Group

Company was actively and directly seeking to supply services in either case for the purpose of a Relevant Business; and

(2)	with whom the Executive or a Relevant Employee in a Relevant Business reporting directly to the Executive had dealings at any time during the twelve months prior to the Termination Date or about whom the Executive or such Relevant Employee was in possession of any Confidential Information (as defined in clause 13.1) in the performance of his duties to the Company or any Group Company;
(C)	“Relevant Employee” means any person employed by or who renders or rendered services to the Company or any Group Company in a Relevant Business and who has client responsibility or influence over a Relevant Customer and/or who is in possession of confidential information about a Relevant Customer of the Company or a Group Company and/or was engaged in the design and/or manufacturing of goods or services sold by the Company and/or any Group Company and who in any such case was so employed or so rendered services during the period of twelve months before the Termination Date and had dealings with the Executive during that period;

(D)	“Relevant Supplier” means any person firm or company who is or was at any time during the twelve months preceding the Termination Date a supplier or procurer of goods and/or services to the Company or any Group Company as part of the trading activities within a Relevant Business;

(E)	“Restricted Goods and/or Services” means any goods and/or services with the provision and/or supply of which the Executive was materially concerned on behalf of the Company and/or any Group Company during the period of twelve months immediately prior to the Termination Date.
15.2	In order to safeguard the legitimate business interests of the Company and any Group Company and particularly the goodwill of the Company and any Group Company in connection with its clients, suppliers and employees the Executive hereby undertakes with the Company (for itself and as trustee for each Group Company) that, and so that each undertaking below shall constitute an entirely separate, severable and independent obligation of the Executive, he will not (except with the prior written consent of the Company) directly or indirectly:
(A)	during his employment or for a period of 12 months after the Termination Date entice or solicit or endeavour to entice or solicit away from the Company or any Group Company any Relevant Employee;

(B)	during his employment or for a period of 12 months after the Termination Date employ or otherwise engage any Relevant Employee;

(C)	during his employment or for a period of 12 months after the Termination Date in competition with the Company or any Group Company endeavour to supply or solicit the custom of any Relevant Client in respect of Restricted Goods and/or Services;
(D)	during his employment or for a period of 12 months after the Termination Date in competition with the Company or any Group Company supply Restricted Goods and/or Services to any Relevant Customer;

(E)	during his employment or for a period of 12 months after the Termination Date carry on or be concerned in any Relevant Business within the United Kingdom or European Union in competition with the business of the Company or any Group Company;

(F)	during his employment or for a period of 12 months after the Termination Date to the detriment of the Company or any Group Company, persuade or endeavour to persuade any Relevant Supplier to cease doing business or materially reduce its business with the Company or any Group Company.
15.3	For the purposes of clause 15.2(E) the Executive is concerned in a business if (without limitation):-
(A)	he carries it on as principal or agent; or

(B)	he is a partner, director, employee, secondee, consultant, investor, shareholder or agent in, of or to any person who carries on the business;
disregarding any financial interest of a person in securities which are listed or dealt in on any Recognised Investment Exchange if that person, the Executive and any person connected with him are interested in securities which amount to less than five per cent. of the issued securities of that class and which, in all circumstances, carry less than five per cent. of the voting rights (if any) attaching to the issued securities of that class.
15.4	The Executive shall not (except with the prior written consent of the Company) at any time after the termination of his employment represent himself to be connected with or interested in the business of or employed by the Company or any Group Company or use for any purpose the name of the Company or any Group Company or any name capable of confusion therewith.

15.5	The Executive shall not during his employment whether during or outside office hours undertake any steps of any kind to promote or establish (or assist therein) any business which in the reasonable opinion of the Company is or is intended to be or may become in competition with any business operated by the Company or any Group Company.

15.6	The Executive shall not at any time (whether during or after the termination of his employment) make whether directly or indirectly any untrue, misleading or derogatory oral or written statement concerning the business, affairs, officers or employees of the Company or any Group Company.

15.7	The Executive agrees to enter into the restrictions in this clause 15 in consideration for the Company agreeing to employ him on the terms contained in this Agreement and in recognition of the Executive’s knowledge of and importance to the business and goodwill of Cards Inc. Limited and the proceeds received by the Executive from the sale of the entire issued share capital of Cards Inc. Limited to the Company.

15.8	The Executive undertakes to provide a copy of this Clause 15 (as well as Clause 13 above) to any future employer in the event that he is offered or accepts alternative employment.

15.9	While the restrictions in this clause 15 are considered by the Executive and the Company to be reasonable in all the circumstances, it is recognised that such restrictions may fail for reasons unforeseen and, accordingly, it is hereby declared and agreed that if any of the restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company but that they would be valid if part of the wording thereof were deleted and/or if the periods (if any) specified therein were reduced and/or the areas dealt with thereby reduced in scope, the said restrictions shall apply with such modifications as may be necessary to make them valid and effective.

16.	TERMINATION

16.1	The employment of the Executive may be terminated by the Company without notice or payment in lieu of notice if:
(A)	the Executive is guilty of misconduct or commits any serious or (having been given notice in writing) persistent breach or non-observance of any of his obligations to the Company or any Group Company (whether under this Agreement or otherwise);

(B)	the Executive refuses or neglects to comply with any lawful acts or directions given to him by the Board;

(C)	the Executive is guilty of any serious breach or non-observance of any of the provisions of this Agreement or directions of the Board or relevant rules and/or codes issued by or on behalf of any Recognised Stock Exchange or is guilty of any continued or successive breaches or non-observance of any of such provisions or directions in spite of written warning to the contrary by the Board;

(D)	the Executive is convicted of any criminal offence by a court of competent jurisdiction (other than a minor motoring offence for which a fine or other non-custodial penalty is imposed);

(E)	the Executive commits any act of theft or other dishonesty either at or outside work;

(F)	the Executive carries out or neglects to carry out any action which in the reasonable opinion of the Board may seriously damage the interests of the

Company or Group or wilfully or negligently breaches any legislation or any regulation to which the Company or a Group Company may be subject which may result in any penalties being imposed on him or any Directors of the Company or Group Company;
(G)	the Executive commits any act of deliberate discrimination or harassment on grounds of race, sex or disability;

(H)	the Executive is adjudged bankrupt or enters into any composition or arrangement with or for the benefit of his creditors including a voluntary arrangement under the Insolvency Act 1986;

(I)	the Executive becomes of unsound mind or a patient for the purpose of any statute relating to mental health;

(J)	the Executive is convicted of an offence under the Criminal Justice Act 1993 (or the Financial Services Authority becomes entitled to impose a penalty on the Executive pursuant to section 123 of the Financial Services and Markets Act 2000) or the Executive is otherwise convicted or found liable under any other present or future statutory enactment or regulation relating to insider dealing and/or market abuse;

(K)	the Executive becomes prohibited by law or is disqualified or is liable to be disqualified from being a director;

(L)	the Executive resigns as a director of the Company other than at the request of the Company; or

(M)	the Executive commits any other act warranting summary termination at common law including (but not limited to) any act justifying dismissal without notice in the terms of the Company’s generally-applicable Disciplinary Rules (receipt of a copy of which the Executive hereby acknowledges).
16.2	For the avoidance of doubt, the parties acknowledge that it shall not constitute a repudiatory breach of contract on the Company’s part entitling the Executive to resign and claim constructive dismissal if either:
(A)	the members of the Company in general meeting vote that the Executive be removed from office as a director of the Company; or

(B)	the Executive, upon retiring as a director by rotation pursuant to the Articles of Association of the Company, is not re-elected by members of the Company in general meeting.
16.3	The termination of the Executive’s employment hereunder for whatsoever reason shall not affect those terms of this Agreement which are expressed to have effect after such termination and shall be without prejudice to any accrued rights or remedies of the parties.

16.4	On the termination of the Executive’s employment, or at any other time in accordance with instructions given to him by the Board, the Executive will immediately return to the Company all equipment, correspondence, records, specifications, software, models, notes, reports and other documents and any copies thereof and any other property belonging to the Company (including but not limited to the Company car keys, credit cards, keys and passes) which are in the Executive’s possession or under his control. The Company may withhold any sums owing to the Executive on the termination of his employment until the obligations in this clause 16.4 have been complied with and if he does not comply with this clause 16.4, he shall be required to account to the Company for any resulting losses.

16.5	After notice of termination has been given by either party or if the Executive seeks to resign without notice or by giving shorter notice than is required under clause 3, provided that the Company continues to pay the Executive his basic salary and to provide all contractual benefits (save for any bonus) until his employment terminates in accordance with the terms of this Agreement, the Company has absolute discretion for all or part of the notice period to:
(A)	exclude the Executive from all or such of the premises of the Company and/or Group Company as the Board may direct;

(B)	instruct him not to communicate with suppliers, customers, employees, agents or representatives of the Company or Group Company; and/or

(C)	instruct him to perform some only or none of his duties under this Agreement.
16.6	If the Company does exercise its rights under clause 16.5, the period for which it does so shall be deducted from the period referred to in clause 15.2.

16.7	During any such period during which the Company exercises its rights under clause 16.5, the Executive agrees to remain bound by all his contractual obligations owed to the Company under this Agreement (including for the avoidance of doubt but without limitation clause 12), as well as all common law duties owed by him to the Company as an employee, including without limitation his duty of care, fidelity, obedience and good faith.

17.	RESIGNATION OF OFFICES

The Executive shall immediately upon the earlier of termination of his employment or notice of termination being served by either party in accordance with this Agreement give written notice resigning forthwith as a director or trustee or from any other office he may hold from time to time with the Company and/or any Group Company or arising from his engagement by the Company and/or any Group Company without any further compensation.

18.	GRIEVANCE AND DISCIPLINARY PROCEDURES

18.1	In the event of the Executive wishing to seek redress of any grievance relating to his employment he should lay his grievance before the Board in writing, who will afford the Executive the opportunity of a full hearing before the Board or a committee of the Board whose decision on such grievance shall be final and binding.

18.2	The Company’s usual disciplinary procedures do not apply to the Executive. In the event that any disciplinary action is to be taken against the Executive, any hearing in respect thereof will be conducted by such director of the Company or any Group Company as the Board may in its reasonable discretion nominate. If the Executive seeks to appeal against any disciplinary action taken against him he should do so to the Board submitting full written grounds for his appeal to the Chairman within 7 days of the action appealed against. The decision of the Board or a delegated committee thereof shall be final and binding. For the avoidance of doubt, the Executive has no contractual right to either a disciplinary hearing or appeal.

18.3	The Company may in its absolute discretion suspend the Executive from some or all of his duties and from the Board and/or require him to remain away from work during any investigation conducted into an allegation relating to the Executive’s conduct or performance. During such period, the Executive’s salary and contractual benefits will continue to be paid and provided.

19.	INVENTIONS AND IMPROVEMENTS

19.1	For the purposes of this clause 19 the following words and expressions shall have the following meanings:

“Intellectual Property Rights” means (i) copyright, patents, know-how, confidential information, database rights, and rights in trade marks and designs (whether registered or unregistered), (ii) applications for registration, and the right to apply for registration, for any of the same, and (iii) all other intellectual property rights and equivalent or similar forms of protection existing anywhere in the world;

“Invention” means any method, idea, concept, experimental work, theme, invention, discovery, process, model, formula, prototype, sketch, drawing, plan, composition, design, configuration, improvement or modification of any kind conceived, developed, discovered, devised or produced by the Executive alone or with one or more others during his employment and which pertains to or is actually or potentially useful to the activities from time to time of the Company (or any Group Company) or any product or service of the Company (or any Group Company) or which pertains to, results from or is suggested by any work which the Executive or any other employee of the Company (or any Group Company) has done or may hereafter during his employment do for the Company (or any Group Company).

19.2	The Executive shall promptly disclose and deliver to the Company in confidence full details of each Invention (whether or not it was made, devised or discovered during normal working hours or using the facilities of the Company, and whether or not the

Executive considers that by virtue of section 39 Patents Act 1977 rights to such Invention fail to vest in the Company) to enable the Company to determine whether rights to such Invention vest in the Company, upon the making, devising or discovering of the same and shall at the expense of the Company give all such explanations, demonstrations and instructions as the Company may deem appropriate to enable the full and effectual working, production and use of the same. To the extent that by virtue of section 39 Patents Act 1977 rights to such Invention vest in the Executive the Company shall return to the Executive any documentation provided by the Executive pursuant to this clause 19.2 and the Company shall keep such details confidential unless or until such time as such details are in or enter the public domain, other than by a breach of this Agreement.
19.3	The Executive hereby assigns (in so far as title has not automatically vested in the Company through the Executive’s employment) to the Company with full title guarantee by way of future assignment all copyright, database right, design right and other similar rights for the full terms (including any extension or renewals thereof) thereof throughout the world in respect of all works, designs or materials (including, without limitation, source code and object code for software) originated, conceived, written or made by the Executive during the period of his employment (except only those works or designs originated, conceived, written or made by the Executive wholly outside his normal working hours which are wholly unconnected with any business activity undertaken or planned to be undertaken by the Company or any Group Company) to hold unto the Company absolutely. The aforementioned assignment shall include the right to sue for damages and/or other remedies in respect of any infringement (including prior to the date hereof).

19.4	The Executive hereby irrevocably and unconditionally waives in favour of the Company any and all moral rights conferred on him by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 for any work in which copyright or design right is vested in the Company whether by this clause 19 or otherwise.

19.5	The Executive shall, without additional payment to him (except to the extent provided in section 40 Patents Act 1977, or any similar provision of applicable law) at the request and expense of the Company and whether or not during the continuance of his employment, promptly execute all documents and do all acts, matters and things as may be necessary or desirable to enable the Company or its nominee to obtain, maintain, protect and enforce any Intellectual Property Right vested in the Company (save only to the extent that any Intellectual Property Rights fail to vest in the Company by virtue of section 39 Patents Act 1977) in any or all countries relating to the Intellectual Property Right and to enable the Company to exploit any Intellectual Property Right vested in the Company.

19.6	The Executive shall not do anything (whether by omission or commission) during his employment or at any time thereafter to affect or imperil the validity of any Intellectual Property Right obtained, applied for or to be applied for by the Company or its nominee, and in particular the Executive shall not disclose or make use of any Invention which is the property of the Company without the prior written consent of the Company. The Executive shall during or after the termination of his employment with the Company, at the request and expense of the Company, provide all reasonable assistance in obtaining, maintaining and enforcing the Intellectual Property Right or in relation to any proceeding relating to the Company’s right, title or interest in any Intellectual Property Right.
19.7	Without prejudice to the generality of the above clauses, the Executive hereby irrevocably authorises the Company to appoint a person to be his attorney in his name and on his behalf to execute any documents and do any acts, matters or things as may be necessary for or incidental to grant the Company the full benefit of the provisions of this clause 19.

19.8	The obligations of the Executive under this clause 19 shall continue to apply after the termination of his employment (howsoever terminated).

19.9	For the avoidance of doubt, nothing in this Agreement shall oblige the Company (or any other Group Company) to seek protection for or exploit any Intellectual Property Right.

20.	GENERAL

20.1	No failure or delay by either party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by either party of any right, power or privilege hereunder preclude any further exercise thereof or the exercise of any other right, power or privilege.

20.2	The Executive shall have no claim against the Company or any Group Company in respect of the termination of his employment hereunder in relation to any provision in any articles of association, agreement, scheme, plan or arrangement which has the effect of requiring the Executive to sell, transfer or give up any shares, securities, options or rights at any price or which causes any options or other rights granted to him to become prematurely exercisable or to lapse by reason of his termination or because he has given or received notice of termination.

20.3	The Executive hereby irrevocably and by way of security appoints the Company and each Group Company now or in the future existing to be his attorney and in his name and on his behalf and as his act and deed to sign, execute and do all acts, things and documents which he is obliged to execute and do under the provisions of this Agreement (and in particular, but without limitation, clauses 17 and 19) and the Executive hereby agrees forthwith on the request of the Company to ratify and confirm all such acts, things and documents signed, executed or done in pursuance of this power.

20.4	There are no collective agreements which affect the terms and conditions of the employment of the Executive hereunder.

20.5	For the avoidance of doubt any payments made to or other benefits provided to the Executive or his family which are not expressly referred to in this Agreement shall be regarded as ex gratia payments or benefits provided at the entire discretion of the Company and do not form part of the Executive’s contract of employment.

20.6	Nothing in this Agreement is intended to confer any rights on any person not a party to this Agreement under the Contracts (Rights of Third Parties) Act 1999 and no consent of any such person shall be needed for the termination or amendment of this Agreement or any terms hereunder.

20.7	If any clause or provision in this Agreement is found by a court of competent jurisdiction or other competent authority to be invalid, unlawful or unenforceable then such clause or provision shall be severed from the remainder of the Agreement or clause and that remainder shall continue to be valid and enforceable to the fullest extent permitted by law. In the event, the parties shall negotiate in good faith to replace any invalid, unlawful or unenforceable clause or provision with a suitable substitute clause or provision which maintains as far as possible the purpose and effect of this Agreement.

21.	RECONSTRUCTION OR AMALGAMATION

If this Agreement is terminated because of the liquidation of the Company for the purpose of amalgamation or reconstruction and the Executive is offered employment with such amalgamated or reconstructed company on terms no less favourable in all material respects than the terms of this Agreement the Executive shall have no claim against the Company in respect of such termination.

22.	NOTICES

22.1	Any notice or communication given or required under this Agreement may be served by personal delivery or by leaving the same at or by sending the same through the post addressed in the case of the Company to its registered office from time to time and in the case of the Executive to his aforesaid address or to the address provided from time to time by the Executive to the Company for the purposes of its employment records or by facsimile transmission.

22.2	Any notice sent by post shall be deemed to have been served 24 hours after the time of posting by first class mail and service thereof shall be sufficiently proved by proving that the notice was duly despatched through the post in a pre-paid envelope addressed as aforesaid. In the ease of facsimile transmission it shall be deemed to have been received when in the ordinary course of such transmission it would be received by the addressee or if transmitted after 5pm or on a day that is not an ordinary business day on the next business day.

23.	EXTENT AND SUBSISTENCE OF AGREEMENT

This Agreement supersedes all other agreements other than those expressly referred to in this Agreement whether written or oral between the Company and the Executive relating to the employment of the Executive. The Executive acknowledges and warrants to the Company that he is not entering into this Agreement in reliance upon any representation not expressly set out herein.

24.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with English law and the parties agree to submit to the exclusive jurisdiction of the English Courts as regards any claim, dispute or matter arising out of or relating to this Agreement.

IN WITNESS whereof a duly authorised representative of the Company has signed this Agreement and the Executive has signed this Agreement as his Deed on the date entered below.

SIGNED by	)
Director /s/ Jennifer Klatt	)

for and on behalf of	)
the Company	)
this 20th day of December 2006)

SIGNED and DELIVERED by	)
the said Darren Epstein	)
this day of 2006)
as his DEED in the presence of:	)

Witness’ signature

Witness’ name

Address

Occupation